UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): April 28, 2011

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (330) 682-1010

[Not Applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On April 28, 2011, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the quarter ended March 31, 2011. A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated April 28, 2011 containing financial information and accompanying discussion for the quarter ended March 31, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: April 28, 2011

/s/ David C. Vernon
David C. Vernon
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE Exhibit 99.1

Company: National Bancshares Corporation
OTC Bulletin Board - NBOH
Contact: David C. Vernon, President and CEO
Address: 112 West Market Street
Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644

For Immediate Release: April 28, 2011

National Bancshares Corporation Announces First Quarter Earnings

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $487,000 for the quarter ended March 31, 2011, an increase from $293,000 for the same period in 2010. Earnings per share were $0.22 and $0.13 for March 31, 2011 and 2010, respectively.

First Quarter 2011 Business Highlights:

- Net income for the quarter increased 66.2% to $487,000 from $293,000 for the same period in 2011.

- The provision for loan losses decreased 71% to $147,000 from $507,000 in the same period in 2010.

- Noninterest income increased 17.1% to $732,000.

- Loans, net of allowance for loan losses increased $2.9 million or 1.5% from $190.7 million as of December 31, 2010 to $193.6 million as of March 31, 2011.

- Total deposits increased $7.4 million or 2.4% from $309.1 million as of December 31, 2010 to $316.6 million as of March 31, 2011.

First Quarter 2011 Financial Summary:

Net income for the quarter increased 66.2% to $487,000 from $293,000 for the same period in 2010. Earnings for the quarter were positively impacted by the $360,000 decrease in the provision for loan losses, from $507,000 in 2010, to $147,000 for the same period in 2011.

Noninterest income for the quarter increased to $732,000 or 17.1%, from $625,000 for the same period in 2010. The change is primarily related to increased Small Business Administration (SBA) lending volume and gains recorded on the sale of the guaranteed portion of five loans.

Noninterest expense for the quarter was $3,146,000, an increase of 7.4% from $2,929,000 for the same period in 2010. The change was due primarily to an increase in salaries and benefit expense, data processing expense and occupancy expense.

March 31, 2011 Financial Condition:

Total assets increased 1.3% to $379.0 million as of March 31, 2011, from $374.1 million at December 31, 2010. Securities available for sale totaled $133.0 million compared to $138.0 million at December 31, 2010. Loans, net of allowance for loan losses increased $2.9 million to $193.6 million compared to $190.7 million at December 31, 2010. Deposits increased 2.4% to $316.6 million compared to $309.1 million at December 31, 2010. Shareholders' equity increased 1.9% to $39.7 million from $39.0 million at the end of 2010. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, increased to $2.3 million compared to $1.9 million as of December 31, 2010.

The allowance for loan losses increased from $2,585,000 as of December 31, 2010 to $2,720,000 or from 1.34% of total loans at year-end 2010 to 1.38% at March 31, 2011. The provision for loan losses for the quarter was $147,000, compared to $507,000 for the same period in 2010. Total nonperforming loans remained constant at $4.9 million as of December 31, 2010 and March 31, 2011. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due 30 through 89 days and still accruing, decreased from $1.7 million to $910,000 as of March 31, 2011. Adversely classified loans, including special mention, doubtful and substandard, decreased from $12.5 million at December 31, 2010 to $12.1 million at March 31, 2011. Management believes the allowance for loan losses is adequate as of March 31, 2011.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen full service offices located in Orrville, Massillon, Wooster, Fairlawn, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville and a loan production office in Salem, OH.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2010. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data

Balance Sheet Data: *(dollars in thousands)*	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
Cash and cash equivalents	$21,285	$12,837	$21,805	$25,975	$28,832
Securities available for sale	133,049	138,033	131,799	131,734	123,539
Loans, net	193,610	190,685	195,004	191,078	191,483
Deposits	316,568	309,134	309,296	309,080	306,006
Repurchase agreements	7,658	7,747	6,551	6,980	6,893
Federal Home Loan Bank advances	12,000	15,000	25,000	25,000	25,000
Shareholders' equity	39,719	38,981	40,585	39,977	39,666
Total assets	379,025	374,096	385,108	384,340	381,325

Income Statement Data: *(dollars in thousands except per share data)*	Three months ended		
	Mar 31, 2011	Mar 31, 2010	Change
Interest income	$3,675	$3,958	(7.2) %
Interest expense	578	846	(31.7) %
Net interest income	3,097	3,112	(0.5) %
Provision for loan losses	147	507	(71.0) %
Net interest income after provision for loan losses	2,950	2,605	13.2 %
Noninterest income	732	625	17.1 %
Noninterest expense:			
Salaries and employee benefits	1,494	1,378	8.4 %
Data processing	283	241	17.4 %
Net occupancy	367	294	24.8 %
Professional and consulting fees	150	182	(17.6) %
FDIC assessment	136	121	12.4 %
Other	716	713	0.4 %
Total noninterest expense	3,146	2,929	7.4 %
Income before income taxes	536	301	78.1 %
Income taxes	49	8	512.5 %
Net income	$487	$293	66.2 %
Earnings per share, basic and diluted	$0.22	$0.13	69.2 %
Weighted average shares outstanding	2,209,717	2,205,973	

Quarterly Earnings Summary
Previous Eight Quarters:

(dollars in thousands except per share data)	Mar 2011	Dec 2010	Sep 2010	Jun 2010
Interest income	$3,675	$3,704	$3,919	$3,920
Interest expense	578	755	799	819
Net interest income	3,097	2,949	3,120	3,101
Provision for loan losses	147	879	228	615
Net interest income after provision for loan losses	2,950	2,070	2,892	2,486
Noninterest income	732	744	1,209	612
Noninterest expense	3,146	2,969	2,947	3,002
Income before income taxes	536	(155)	1,154	96
Income taxes	49	(163)	288	(62)
Net income	$487	$8	$866	$158
Earnings per share				
Basic and diluted	$0.22	$0.01	$0.39	$0.07
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,209,717	2,205,973	2,205,973	2,205,973

	Mar 2010	Dec 2009	Sep 2009	Jun 2009
Interest income	$3,958	$4,082	$4,026	$4,149
Interest expense	846	932	954	1,136
Net interest income	3,112	3,150	3,072	3,013
Provision for loan losses	507	902	576	228
Net interest income after provision for loan losses	2,605	2,248	2,496	2,785
Noninterest income	625	976	595	756
Noninterest expense	2,929	2,878	2,806	2,945
Income before income taxes	301	346	285	596
Income taxes	8	31	18	142
Net income	$293	$315	$267	$454
Earnings per share				
Basic and diluted	$0.13	$0.14	$0.12	$0.21
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,205,973	2,202,721	2,202,368	2,202,368